The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated February 26, 2026

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement No. 333-270004 Dated March , 2026 Rule 424(b)(2)

$

Callable Fixed to Floating Rate Notes due March 13, 2056

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors (a) who seek (i) periodic interest payments that (1) for the Initial Interest Periods, are fixed at a rate equal to 6.00% per annum, and (2) for each Interest Period (other than the Initial Interest Periods), are linked to a benchmark rate, which will initially be Compounded SOFR, as determined on each Determination Date, plus 1.00%, provided that this rate will not be less than the Minimum Interest Rate of 2.00% per annum or greater than the Maximum Interest Rate of 6.25% per annum with respect to the remaining Interest Periods (years 6 to 30), and (ii) the return of their principal amount at maturity and (b) who are also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 13th calendar day of March, June, September and December of each year, beginning on March 13, 2028 and ending on December 13, 2055 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Initial Interest Period(s):	The Interest Periods beginning on and including the Original Issue Date and ending on but excluding March 13, 2031
Initial Interest Rate:	6.00% per annum. For the avoidance of doubt, the Initial Interest Rate is applicable for only the first five years of the term of the notes.
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes are redeemed prior to that succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on March 13 of each year, beginning on March 13, 2027 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Observation Periods:	With respect to each Interest Period after the Initial Interest Periods, the period from, and including, the second U.S. Government Securities Business Day immediately preceding the first day in that Interest Period to, but excluding, the second U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period, provided that if any Interest Period (after the Initial Interest Periods) is adjusted due to the postponement of an Interest Payment Date, the corresponding Observation Period will not be adjusted and will be determined based on that Interest Period prior to its adjustment.
Interest Rate:	With respect to each Initial Interest Period, a rate per annum equal to the Initial Interest Rate, and, notwithstanding anything to the contrary in the accompanying product supplement, with respect to each Interest Period thereafter, a rate per annum equal to the Benchmark Rate with respect to the relevant Observation Period, as determined on the applicable Determination Date, plus 1.00% (the “Spread”), provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate
Minimum Interest Rate:	2.00% per annum
Maximum Interest Rate:	6.25% per annum
Benchmark Rate:	Initially, Compounded SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the accompanying product supplement) have occurred with respect to Compounded SOFR or the then-current Benchmark Rate, then the applicable Benchmark Replacement as determined by the alternative procedures set forth under “The Underlyings —Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement.
Determination Date:	For each Interest Period after the Initial Interest Periods, the U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period
Pricing Date:	March 11, 2026, subject to the Business Day Convention
Original Issue Date:	March 13, 2026, subject to the Business Day Convention (Settlement Date)
Maturity Date:	March 13, 2056, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $20.00 per $1,000 principal amount note and in no event will these selling commissions exceed $45.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Compounded SOFR:

With respect to the Observation Period corresponding to any Interest Period, Compounded SOFR will be a compounded average of daily SOFR over such Observation Period, calculated as follows:

where:

“d0” means the number of U.S. Government Securities Business Days in that Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in that Observation Period;

“SOFRi” means, for any U.S. Government Securities Business Day “i” in that Observation Period, Daily SOFR with respect to that day, determined as set forth in the accompanying product supplement;

“ni” means, for any U.S. Government Securities Business Day “i” in that Observation Period, the number of calendar days from, and including, that U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in that Observation Period.

Daily SOFR:	With respect to any U.S. Government Securities Business Day prior to a Benchmark Replacement Date, the Secured Overnight Financing Rate (“SOFR”) published for such U.S. Government Securities Business Day as such rate appears on the SOFR administrator’s website at 3:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day, provided that, if such rate does not so appear, then as determined by the alternative procedures set forth in the accompanying product supplement.
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Day:	Notwithstanding anything to the contrary in the accompanying product supplement, any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York City and is not a date on which banking institutions in New York City are authorized or required by law or regulation to be closed.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48130KSE8

Supplemental Terms of the Notes

Benchmark Replacement.  The section entitled “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event — Benchmark Replacement” in the accompanying product supplement is amended, replaced and superseded in its entirety by the following. Capitalized terms are as defined in the accompanying product supplement.

“Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred at or prior to the Reference Time in respect of any determination of the Benchmark Rate on any date, the Benchmark Replacement will replace the then-current Benchmark Rate for all purposes relating to the notes during the applicable Interest Period (after any Initial Interest Periods) in respect of such determination on such date and all determinations on all subsequent dates (including, if applicable, for purposes of the determination of the payment at maturity).”

JPMorgan Structured Investments —	PS- 1
Callable Fixed to Floating Rate Notes

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of the Benchmark Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date, subject to any earlier redemption, and, if the notes are redeemed on a Redemption Date that is not an Interest Payment Date, on the applicable Redemption Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date occurring before any Redemption Date on which the notes are redeemed and, if so redeemed, on that Redemption Date to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Benchmark Rate, which will initially be Compounded SOFR, plus the Spread, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any

JPMorgan Structured Investments —	PS- 2
Callable Fixed to Floating Rate Notes

intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, OTHER THAN DURING THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to the Initial Interest Periods, your notes will pay a rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay an interest rate per annum equal to the Benchmark Rate, which will initially be Compounded SOFR, plus the Spread of 1.00%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The Interest Rate for an Interest Period after the Initial Interest Periods will be equal to the Minimum Interest Rate if the Benchmark Rate on the applicable Determination Date is less than or equal to 1.00% per annum. Accordingly, if the Benchmark Rate on the Determination Dates for some or all of the Interest Periods after the Initial Interest Periods is less than or equal to 1.00% per annum, you may receive interest payments only at the Minimum Interest Rate for an extended period over the term of the notes.
•	AFTER THE INITIAL INTEREST PERIODS, THE INTEREST RATE ON THE NOTES IS BASED ON THE Benchmark Rate — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Benchmark Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Benchmark Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Benchmark Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the Benchmark Rate may be partially offset by other factors. We cannot predict the factors that may cause the Benchmark Rate, and consequently the Interest Rate for an Interest Period (other than an Initial Interest Period), to increase or decrease. A decrease in the Benchmark Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period (after the Initial Interest Periods).
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — After the Initial Interest Periods, the rate of interest on your notes will be variable and determined based on the Benchmark Rate plus the Spread, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	THE BENCHMARK RATE WILL INITIALLY BE BASED ON COMPOUNDED SOFR, WHICH IS RELATIVELY NEW IN THE MARKETPLACE — For each Interest Period (after the Initial Interest Periods), the Interest Rate is based on the Benchmark Rate, which will initially be Compounded SOFR, a compounded average of Daily SOFR during the applicable Observation Period calculated as described under “Key Terms — Compounded SOFR” in this pricing supplement, and not on Daily SOFR published on or in respect of a particular date during that Observation Period. For this and other reasons, the Interest Rate for any Interest Period (after the Initial Interest Periods) may not be the same as the interest rate on other investments bearing interest at a rate based on SOFR that use an alternative method to determine the applicable interest rate, including any compounded average SOFR published by the Federal Reserve Bank of New York (“FRBNY”). Further, if Daily SOFR in respect of a particular date during an Observation Period is negative, the inclusion of such Daily SOFR in the calculation of Compounded SOFR for the applicable Interest Period (after the Initial Interest Periods) will reduce the Interest Rate and the interest payable on the notes for that Interest Period.

JPMorgan Structured Investments —	PS- 3
Callable Fixed to Floating Rate Notes

In addition, very limited market precedent exists for securities that use compounded SOFR as the base rate, and the method for calculating an interest rate based upon compounded SOFR in those precedents varies. Accordingly, the specific formula and related conventions (for example, observation periods) used for the notes may not be widely adopted by other market participants, if at all. Adoption of a different calculation method by the market likely would adversely affect the return on, value of and market for the notes.

•	INTEREST PAYMENTS WITH RESPECT TO EACH INTEREST PERIOD (AFTER THE INITIAL INTEREST PERIODS) WILL BE DETERMINED ONLY NEAR THE END OF THAT INTEREST PERIOD — The level of the Benchmark Rate applicable to each Interest Period (after the Initial Interest Periods) and, therefore, the amount of interest payable with respect to that Interest Period will be determined on the Determination Date. Because each Determination Date is near the end of the relevant Interest Period, you will not know the amount of interest payable with respect to that Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each Interest Payment Date.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	THE INTEREST RATE OF THE NOTES IS CAPPED BY THE APPLICABLE MAXIMUM INTEREST RATE — The Interest Rate for each Interest Period (after the Initial Interest Periods) is subject to a Maximum Interest Rate, regardless of any appreciation of the Benchmark Rate, which may be significant. The Maximum Interest Rate is 6.25% per annum.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the Benchmark Rate is not published or if the calculation agent determines on or prior to a Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the accompanying product supplement) have occurred with respect to the Benchmark Rate, then the Benchmark Rate will be determined by the alternative procedures set forth under “The Underlyings —Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement, which may adversely affect the return on and the market value of the notes.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from

JPMorgan Structured Investments —	PS- 4
Callable Fixed to Floating Rate Notes

the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Benchmark Rate, which will initially be Compounded SOFR, on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the Benchmark Rate;
•	the actual or potential cessation of Compounded SOFR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Benchmark Rate

•	SOFR WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — The amount of interest payable on the notes (after the Initial Interest Periods) will initially depend on SOFR. SOFR will depend on a number of factors, including, but not limited to:
•	supply and demand for overnight U.S. Treasury repurchase agreements;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a negative effect on the performance of SOFR, on the payment of interest on the notes and on the value of the notes in the secondary market.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates during corresponding periods. In addition, although changes in compounded SOFR generally are not expected to be as volatile as changes in Daily SOFR, the return on, value of and market for the notes may fluctuate more than floating rate debt securities with interest rates based on less volatile rates.

•	THE SECONDARY MARKET FOR THE NOTES MAY BE LIMITED — If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of debt securities with interest rates based on rates that are more widely used. Similarly, market terms for debt securities with interest rates based on SOFR, including, but not limited to, the spread over the reference rate reflected in the interest rate provisions or manner of compounding the reference rate, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued debt securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. For purposes of the formula used to calculate interest with respect to the notes, Daily SOFR in respect of a particular date will not be adjusted for any modifications or amendments to SOFR data that the administrator of SOFR may publish after the Interest Rate for the applicable Interest Period (after the Initial Interest Periods) has been determined.
•	COMPOUNDED SOFR MAY BE REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent in accordance with the benchmark transition provisions of the notes described under “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the

JPMorgan Structured Investments —	PS- 5
Callable Fixed to Floating Rate Notes

accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement. The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the calculation agent or by us in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, could result in adverse consequences to the relevant Interest Rate on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to Compounded SOFR, or that any Benchmark Replacement will produce the economic equivalent of Compounded SOFR.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent. If the calculation agent fails to make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions described above, then we will make that determination, decision or election.

•	UNCERTAINTY AS TO SOME OF THE POTENTIAL BENCHMARK REPLACEMENTS AND ANY BENCHMARK REPLACEMENT CONFORMING CHANGES WE MAKE MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — Under the benchmark transition provisions of the notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent. If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us. In addition, the benchmark transition provisions expressly authorize us to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods, Observation Periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the notes during the applicable Interest Period (after the Initial Interest Periods), which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark Rate that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark Rate that it is replacing.

JPMorgan Structured Investments —	PS- 6
Callable Fixed to Floating Rate Notes

Hypothetical Interest Rate for an Interest Period (Other Than an Initial Interest Period)

The following table illustrates the Interest Rate determination for an Interest Period (other than an Initial Interest Period) for a hypothetical range of performance of the Benchmark Rate and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Benchmark Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Benchmark Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Benchmark Rate		Spread		Hypothetical Interest Rate for Years 6 to 30*
9.00%	+	1.00%	=	6.25%*
8.00%	+	1.00%	=	6.25%*
7.00%	+	1.00%	=	6.25%*
6.00%	+	1.00%	=	6.25%*
5.25%	+	1.00%	=	6.25%*
5.00%	+	1.00%	=	6.00%
4.00%	+	1.00%	=	5.00%
3.00%	+	1.00%	=	4.00%
2.00%	+	1.00%	=	3.00%
1.50%	+	1.00%	=	2.50%
1.00%	+	1.00%	=	2.00%*
0.50%	+	1.00%	=	2.00%*
0.00%	+	1.00%	=	2.00%*
-0.50%	+	1.00%	=	2.00%*
-1.00%	+	1.00%	=	2.00%*
-1.25%	+	1.00%	=	2.00%*
-2.00%	+	1.00%	=	2.00%*
-3.00%	+	1.00%	=	2.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 2.00% per annum or more than the Maximum Interest Rate of 6.25% per annum with respect to years 6 to 30.

JPMorgan Structured Investments —	PS- 7
Callable Fixed to Floating Rate Notes

Hypothetical Examples of Interest Rate Calculation for an Interest Period (Other Than an Initial Interest Period)

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period occurring after the Initial Interest Periods and assume that that the Day Count Fraction for the applicable Interest Period is equal to 360/360 and that the notes are not redeemed early on any applicable Redemption Date. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 3.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 4.00% per annum, calculated as follows:

3.00% + 1.00% = 4.00%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 4.00% × (360/360) = $40.00

Example 2: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is 9.00% on the applicable Determination Date. Because the Benchmark Rate plus 1.00% exceeds the Maximum Interest Rate of 6.25% per annum, the Interest Rate applicable to this Interest Period is 6.25% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 6.25% × (360/360) = $62.25

Example 3: After the Initial Interest Periods, with respect to a particular Interest Period, the Benchmark Rate is -2.00% on the applicable Determination Date.  Because the Benchmark Rate plus 1.00% is less than the Minimum Interest Rate of 2.00% per annum, the Interest Rate applicable to this Interest Period is 2.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (360/360) = $20.00

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 8
Callable Fixed to Floating Rate Notes

What Is SOFR?

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. For more information about SOFR, see “The Underlyings — Base Rates — Compounded SOFR” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical weekly performance of Daily SOFR from January 8, 2021 through February 20, 2026. Daily SOFR on February 25, 2026 was 3.67%. We obtained the levels of Daily SOFR above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates do not reflect the daily compounding method used to calculate Compounded SOFR. The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of Compounded SOFR or any Benchmark Replacement on any Determination Date. There can be no assurance that the performance of Compounded SOFR will result in an Interest Rate for any Interest Period (after the Initial Interest Periods) that is greater than the Minimum Interest Rate.

Material U.S. Federal Income Tax Consequences

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments and That Have a Term of More than One Year — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Variable Rate Debt Instruments,” in the accompanying product supplement no. 1-I. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes that provide for a single fixed rate followed by a qualified floating rate (“QFR”). Under Treasury regulations applicable to variable rate debt instruments, the notes may be treated as issued with original issue discount (“OID”). In order to determine the amount of qualified stated interest (“QSI”) and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). Under Treasury regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. The rules described under “— Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Qualified Stated Interest and Original Issue Discount” in the accompanying product supplement are then applied for purposes of calculating the amount of OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID.

QSI on the notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. If the notes are issued with OID, you will be required to include the OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. If the notes are not issued with OID, all stated interest on the notes will be treated as QSI and will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of tax accounting. If the amount of interest you receive on your notes in a calendar

JPMorgan Structured Investments —	PS- 9
Callable Fixed to Floating Rate Notes

year is greater than the interest assumed to be paid or accrued under the equivalent fixed rate debt instrument, the excess is treated as additional QSI taxable to you as ordinary income. Otherwise, any difference will reduce the amount of QSI you are treated as receiving and will therefore reduce the amount of ordinary income you are required to take into income.

Information regarding the determination of QSI and the amount of OID, if any, on the notes may be obtained by contacting a member of the J.P. Morgan Structured Investments team at (800) 576-3529.

Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid QSI) and your tax basis in the notes, which will generally equal the amount you paid to acquire the notes, increased by the amount of OID (if any) previously included in income by you with respect to the notes and reduced by any payments other than QSI received by you with respect to the notes. This gain or loss will generally be long-term capital gain or loss if you have held the notes for more than one year. The deductibility of capital losses is subject to limitation.

The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

JPMorgan Structured Investments —	PS- 10
Callable Fixed to Floating Rate Notes